[redacted] STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of July 2, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

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CRGH

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated July 1, 2002;
2. Press Release, dated July 2, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA LAUNCHES NEW SERVICE: NETIA 1055 INTERNET TELEPHONY

WARSAW, Poland – July 1, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced its new service: Netia 1055 Internet telephony.

The new Netia 1055 service complements existing service offerings of Netia 1, a Netia Holdings subsidiary offering domestic long-distance services through 1055 prefix. The service offers customers the chance to make cheaper international calls based on the Voice over IP technology.

The service is available to all Netia 1 clients via free of charge access numbers. The tariff plans are as follows:

	economic tariff(1)			active tariff(2)		
Country	Net price in PLZ	VAT (22%)	Gross price in PLZ	Net price in PLZ	VAT (22%)	Gross price in PLZ
Europe*, Russia	1.00	0.22	1.22	1.15	0.25	1.40
Australia, China, Hongkong, Israel, Japan, Canada, New Zeland, Tajwan, USA	2.00	0.44	2.44	2.25	0.50	2.75
Other countries	4.00	0.88	4.88	4.05	0.89	4.94
Call connection fee		-		0.10	0.02	0.12

- more -

* Albania, Andorra, Austria, Belgium, Belorus, Bosnia, Bulgaria, Croatia, Cyprus, The Czech Republic, Danmark, Estonia, Finland, France, Germany, Gibraltar, Greece, Great Britain, Holand, Hungary, Ireland, Island, Italy, Liechtenstein, Lithuania, Luxemburg, Latvia, Macedonia, Malta, Monaco, Norway, Portugal, Romania, San Marino, Slovakia, Slovenia, Spain, Switzerland, Sweden, Turkey, Ukraine, Yugoslavia.

Explanatory notes

1) The charge for international calls in the "Economic" tariff plan is counted on a per-minute basis.

2) The charge for international calls in the "Active" tariff plan is a sum of the call connection fee and a per-second charge.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA MAKES ANNOUNCEMENT ON ARRANGEMENT PLAN

WARSAW, Poland – July 2, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the arrangement plan for Netia Holdings S.A. is currently awaiting the required approval by the court; the hearing regarding this approval was re-scheduled for July 29, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For amore detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, and its Current Report on Form 6-K filed with the Commission on June 28, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: JULY 2, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance